Exhibit 99.23

CANADIAN SUPERIOR
ENERGY INC.

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF
SHAREHOLDERS OF CANADIAN SUPERIOR ENERGY INC.

to be held April 27, 2007

and

INFORMATION CIRCULAR

March 27, 2007

CANADIAN SUPERIOR ENERGY INC.

Suite 3300, 400 – 3rd Avenue S.W.

Calgary, Alberta T2P 4H2

Tel: (403) 294-1411

Website: www.cansup.com

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 27, 2007

TO THE HOLDERS OF COMMON SHARES

Notice is hereby given that the annual and special meeting (the “Meeting”) of the holders of common shares (“Common Shares”) of Canadian Superior Energy Inc. (the “Company”) will be held in the Viking room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on April 27, 2007, at 2:30 PM (Calgary time), for the following purposes:

(a)	to receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2006 and the Auditors’ Report thereon;

(b)	to fix the number of directors of the Company at seven (7);

(c)	to elect the directors of the Company for the ensuing year;

(d)	to appoint Myers Norris Penny LLP as auditors of the Company and to authorize the directors to fix their remuneration;

(e)	to re-approve the Company’s shareholder rights plan, all as more particularly described in the Information Circular of the Company dated March 27, 2007 (the “Information Circular”); and

(f)	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Information Circular.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is March 27, 2007.  Shareholders of the Company whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a shareholder transfers the ownership of any of such shareholder’s shares after such date and the transferee of those shares establishes that the transferee owns the shares and requests, not later than 10 days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those shares at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy.  Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the transfer agent and registrar of the Company, Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of the Company.  Each shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder’s behalf at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder’s appointee should be legibly printed in the blank space provided.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a shareholder of the Company should be delivered by facsimile to the transfer agent and registrar at (403) 233-2857.

DATED at Calgary, Alberta this 27th day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Gregory S. Noval”

Chairman and Chief Executive Officer

2

CANADIAN SUPERIOR ENERGY INC.
INFORMATION CIRCULAR
for the Annual and Special Meeting of Shareholders to be Held on April 27, 2007

This Information Circular is furnished in connection with the solicitation of proxies by management of Canadian Superior Energy Inc. (the “Company”) for use at the annual and special meeting (the “Meeting”) of the holders of common shares (“Common Shares”) of the Company, to be held in the Viking room at the Calgary Petroleum Club, 319 – 5th Ave. S.W., Calgary, Alberta, on April 27, 2007 at 2:30 PM (Calgary time) for the purposes set forth in the accompanying Notice of Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at March 22, 2007.

No person has been authorized by the Company to give any information or make any representations in connection with the transactions herein described other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company.

This Information Circular, accompanying Notice of Meeting and the Company’s annual report and form of proxy are expected to be mailed to registered shareholders on or before March 30, 2007.  The Company is registered with the United States Securities and Exchange Commission (the “SEC”) and the issued and outstanding common shares of the Company are listed and posted for trading on The American Stock Exchange (“AMEX”).  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934 (United States) (the “1934 Act”). Therefore, the Company is exempt from the proxy requirements of the 1934 Act and this Information Circular complies with the Canadian requirements for Information Circulars.

GENERAL PROXY INFORMATION

General Meeting Requirements

The board of directors of the Company has fixed the record date for the Meeting at the close of business on March 27, 2007 (the “Record Date”). The Company will prepare, as of the Record Date, a list of shareholders entitled to receive notice of the Meeting and the number of Common Shares held by each such shareholder (“Shareholder”). A Shareholder of the Company named in the list is entitled to vote the Common Shares shown opposite such Shareholder’s name at the Meeting except to the extent that such holder transfers ownership of the Common Shares after the Record Date, in which case the transferee shall be entitled to vote such Common Shares upon establishing ownership and requesting, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting, and at any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, or by telephone, facsimile or other electronic means, by directors, officers and employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

The Company has made arrangements with Canadian brokerage houses and other intermediaries to send proxy materials, at the Company’s expense, to unregistered Shareholders of the Company who have advised their broker or intermediary that they wish to receive such material.  In addition, the Company asks banks and brokers in the United States to forward copies to persons for whom they hold Common Shares of the Company and request authority for execution of the proxies. The Company will reimburse the banks and brokers for their reasonable out-of-pocket expenses in doing so.

Appointment of Proxies

The persons named as proxy holders in the accompanying form of proxy are directors and/or officers of the Company and were designated by management of the Company. A registered Shareholder wishing to appoint some other person (who need not be a Shareholder) to represent him or her at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person’s name in the blank space provided in the form of proxy or by completing another form of proxy.  A proxy will not be valid unless a properly completed proxy form is received at the office of the Company’s transfer agent and registrar, Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, fax 1-403-233-2857, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time for holding the Meeting, or adjournment thereof.

Revocation of Proxies

A registered Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of that corporation, and delivered to the Calgary office of Valiant Trust Company, at least 48 hours before the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many public Shareholders of the Company, as a substantial number of the public Shareholders of the Company do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s name on the records of the Company.  Such shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms).  Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders.  However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation (“ADP Canada”). ADP Canada typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP Canada.  ADP Canada then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP Canada sticker on it cannot use that proxy to vote shares directly at the Meeting.  The proxy must be returned to ADP Canada well in advance of the Meeting in order to have the shares voted.

All references to Shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to Shareholders registered as of the Record Date on the Company’s Shareholder list maintained by the Company’s registrar and transfer agent unless specifically stated otherwise.

Voting of Proxies

All Common Shares represented by properly executed and deposited proxies will be voted in accordance with the instructions contained therein. If no choice is specified with respect to any matters referred to herein, the persons designated in the enclosed form of proxy will vote such Common Shares in favour of the resolutions relating to such matters.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting. In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented at the Meeting.

Voting Securities and Quorum

The voting securities of the Company are entitled to one vote each, and the number outstanding as of the date hereof is 131,870,381 Common Shares. Only Shareholders of record at 4:30 p.m. (Calgary time) on March 27, 2007, who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their Common Shares voted at the Meeting.

The presence of two or more shareholders representing either in person or by proxy an aggregate of not less than 10% of the outstanding Common Shares is necessary to convene the Meeting.  Each resolution that will be placed before the Meeting will either be an ordinary resolution requiring for its approval a simple majority of the votes cast in respect of the resolution, or a special resolution requiring for its approval two-thirds of the votes cast in respect of the resolution.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

At the Meeting, Shareholders will receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2006 and the auditors’ report on such statements.

Fixing the Number of Directors

At the Meeting, Shareholders will be asked to fix the number of directors of the Company for the present time at seven (7), as may be adjusted between Shareholders’ meetings by way of resolution of the board of directors of the Company.  Accordingly, unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of fixing the number of directors to be elected at the Meeting at seven (7).

Election of Directors

The directors of the Company are elected annually and hold office until the next annual meeting of Shareholders or until their successors are appointed. Unless authority to do so is withheld, the persons designated in the accompanying form of proxy intend to vote for the nominees of management listed below.  Management does not contemplate that any of the nominees will be unable or unwilling to serve as a director but if, for any reason, any of them is unable or unwilling to serve, it is intended that the proxies given pursuant to this solicitation will be voted for a substitute nominee or nominees selected by management, unless authority to vote the proxies in the election of directors is withheld.

The persons named in the following table are management’s nominees to the board of directors.  All of Messrs. Noval, Harp, Dallas, Squires, Coolen and Idland are ordinarily resident in Canada.  Mr. Watkins is ordinarily a resident of the United States of America.

The names and places of residence of the persons either nominated for or presently holding office as directors, the number of Common Shares beneficially owned, directly or indirectly, or over which each exercises control and direction, the period served as director and the principal occupation of each are as follows:

Name, Place of Residence and	Number of Common Shares Beneficially
Position with the Company	Owned or Controlled	Date First Appointed	Principal Occupation

Gregory S. Noval (3), (4), (5)	1,808,944	June 1996	Chairman of the Board and Chief
Turner Valley, Alberta			Executive Officer of the Company.
Chairman of the Board and
Chief Executive Officer

Thomas J. Harp (2), (5)	44,556	June 2000	President of Harp Resources Ltd., a private resource company.
Calgary, Alberta
Director

Charles Dallas (1), (4)	79,444	June 2000	Independent businessman.
Innisfail, Alberta
Director

Alexander Squires (1), (3)	508,000	November 2004	Managing Partner and Director of Brant
Toronto, Ontario Director			Securities Ltd., an independent full service securities firm.

Michael (Mike) E. Coolen (4)	215,583	November 2005	President and Chief Operating Officer of
Halifax, Nova Scotia			the Company since April, 2006.
President and Chief Operating
Officer

Kaare Idland (2), (5)	577,900	November 2005	Independent businessman.
Red Deer, Alberta
Director

Richard Watkins (1), (2), (3)	Nil	May 2006	Energy consultant.
Director

Notes:

(1)        Member of the Company’s Audit Committee.

(2)        Member of the Company’s Compensation Committee.

(3)        Member of the Company’s Disclosure Committee

(4)        Member of the Company’s Special Projects Committee.

(5)        Member of the Company’s Reserves Committee.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed director of the Company has, within the last ten years prior to the date of this document, been a director or executive officer of any company that, while such person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets.

In addition, other than as set forth below, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

On October 15, 1997, the Alberta and Ontario securities commissions (the “ASC” and the “OSC”, respectively) issued orders relating to a settlement agreement entered into by Canadian 88, Mr. Noval and two other parties (the “Respondents”) in respect of their involvement in a take-over bid made in early 1997 by Canadian 88 for the common shares of Morrison Petroleums Ltd., a corporation whose common shares were listed on the TSX and the Montreal Stock Exchange. In a joint submission with the ASC and the OSC, the Respondents agreed that their actions and the public statements of Mr. Noval on behalf of Canadian 88 were contrary to the public interest. Under the terms of the settlement agreement, Canadian 88 was required to make a $200,000 payment to the ASC and was reprimanded by the OSC. Mr. Noval was prohibited from trading securities and from relying on most exemptions available under the securities legislation of Alberta and Ontario for a period of 12 months.

Appointment of Auditors

Unless otherwise directed, it is management’s intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Myers Norris Penny LLP, Chartered Accountants, to serve as auditors of the Company until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration as such. Myers Norris Penny LLP have served as independent auditors for the Company since June 2005.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Company.

Re-approval of Shareholder Rights Plan

The Company has adopted a shareholder rights plan (the “Rights Plan”) in accordance with an agreement dated effective January 22, 2001, as amended and restated May 17, 2001, between the Company and Computershare Trust Company of Canada (the “Rights Plan Agreement”).  Pursuant to the terms of the Rights Plan Agreement, the Rights Plan shall have a term of 10 years, expiring January 22, 2011, provided that the Rights Plan is re-approved by the Shareholders of the Company at every third annual meeting of Shareholders.  The Rights Plan was last re-approved at the annual and special meeting of Shareholders held on June 11, 2004.

The primary objective of the Rights Plan is to (i) provide Shareholders adequate time to properly assess the merits of a take-over bid for the common shares of the Company without undue pressure, (b) allow competing bids to emerge and (iii) give the board of directors of the Company time to consider alternatives to enable Shareholders to maximize the value of their common shares.  The Rights Plan is designed to encourage a potential acquirer to proceed either by way of a take-over bid specifically permitted by the Rights Plan (a “Permitted Bid”) or with the approval of the board of directors.

Under the Rights Plan, one right (a “Right”) is attached to each Common Share in the capital of the Company. The Rights will separate from the Common Shares and become exercisable eight trading days (the “Separation Time”) after a person acquires, or commences a take-over bid to acquire, 20% or more of the voting shares or other securities convertible into voting shares of the Company, unless the Separation Time is deferred. The acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares, other than in a permitted manner, is called a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-In Event.

After the Separation Time, each Right will permit the holder (other than an Acquiring Person) to purchase from the Company, on payment of $15, Common Shares with a market value of $30. The result will be a dilution of the holdings of the Acquiring Person. The Company anticipates that no Acquiring Person will be willing to risk such dilution and so will instead either make a take-over bid that is permitted by the Rights Plan, negotiate with the Board of Directors for a waiver of the Rights Plan, or apply to regulatory authorities for an order rendering the Rights Plan ineffective.

A person will not become an Acquiring Person, and will not trigger the separation and ability to exercise the Rights, by becoming the beneficial owner of 20% or more of the Common Shares pursuant to a Permitted Bid or in other circumstances provided for under the Rights Plan. Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators) and statutory bodies acquiring 20% of the Common Shares are exempted from triggering a Flip-In Event, provided that they are not making, and are not part of a group making, a take-over bid.

The issue of the Rights is not initially dilutive. However, upon a Flip-In Event occurring and the Rights separating from the Common Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not (or, in the case of an Acquiring Person, cannot) exercise their Rights upon the occurrence of a Flip-In Event will suffer substantial dilution.

Shareholders may obtain a copy of the Rights Plan Agreement on written request to the Corporate Secretary of the Company.

At the Meeting, the Shareholders will be asked to consider and, if thought advisable, pass the following ordinary resolution re-approving the Rights Plan Agreement:

“BE IT RESOLVED, as an ordinary resolution of Canadian Superior Energy Inc. (the “Company”) that:

1.             the shareholder rights plan agreement dated January 22, 2001, as amended May 17, 2001 and ratified by the shareholders of the Company on June 19, 2001, between the Company and Computershare Trust Company of Canada, be and it is hereby confirmed and approved;

2.             any officer or director of the Company be and is hereby authorized for, on behalf of and in the name of the Company to take any and all action and to execute and deliver any and all documents and instruments as may be necessary or desirable to give full effect to this resolution.”.

Unless otherwise directed, it is management’s intention to vote the proxies in favour of the foregoing resolution.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or nominee for director, senior officer, or any one who has held office as such since the commencement of the last completed fiscal year of the Company, or of any associate or affiliate of any of the foregoing individuals, in any matter to be acted on at the Meeting, except for as set forth in this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without nominal or par value.  As at the date hereof, there are 131,870,381 Common Shares issued and outstanding.

To the best of the Company’s knowledge and based on existing information, as at the date hereof, there are no persons who own, of record or beneficially, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares, other than 1346049 Ontario Limited, which as at the date hereof owns 14,145,852 Common Shares, representing approximately 10.73% of the issued and outstanding Common Shares.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

Securities legislation requires the disclosure of the compensation of certain executive officers, including the Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded Cdn$150,000 for the year and any individual who would have been included except for the fact that such individual was not serving as an officer of the Company at the end of the most recently completed financial year end (the “Named Executive Officers”). The following table sets out all compensation awarded to, earned by or paid to the Named Executive Officers for the last three fiscal years. There were no other executive officers of the Company whose salary plus bonus in the year ended December 31, 2006 was in excess of $150,000.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
						Restricted
					Securities	Shares or
Name and				Other Annual	Under	Restricted	LTIP	All Other
Principal Occupation	Year Ended December 31	Salary (Cdn$)	Bonus (Cdn$)	Compensation (Cdn$)	Options/SARs Granted	Share Units (Cdn$)(2)	Payouts (Cdn$)(2)	Compensation (Cdn$)

Gregory S. Noval	2006	383,594	199,500	86,653	850,000	Nil	Nil	1,150,000	(3)
Chairman and	2005	366,158	166,435	68,858	750,000	Nil	Nil	Nil
Chief Executive	2004	332,871	79,255	65,554	850,000	Nil	Nil	Nil
Officer

Michael E.	2006	245,256	90,000	19,927	450,000	Nil	Nil	Nil
Coolen	2005	210,000	Nil	2,256	50,000	Nil	Nil	Nil
President and	2004	210,000	Nil	2,187	150,000	Nil	Nil	Nil
Chief Operating
Officer

Leigh Bilton	2006	225,000	167,200	8,372	250,000	Nil	Nil	Nil
Executive Vice-	2005	203,000	50,000	12,383	100,000	Nil	Nil	Nil
President	2004	157,500	50,000	11,645	250,000	Nil	Nil	Nil

Mel Marshall	2006	187,500	93,870	15,354	25,000	Nil	Nil	Nil
Vice-President,	2005	182,437	16,000	6,064	50,000	Nil	Nil	Nil
Exploration	2004	78,795	Nil	2,720	250,000	Nil	Nil	Nil

Roger Harman(1)	2006	133,754	47,840	12,680	100,000	Nil	Nil	Nil
Chief Financial
Officer

Notes:

(1)                                 Mr. Harman was appointed Chief Financial Officer of the Company on August 16, 2006.  The compensation received by Mr. Harman as reflected in the above table is actual compensation received for the financial year ended December 31, 2006.

(2)                                 There are no outstanding restricted shares or units and the Company does not have a long term incentive plan, pension plan or other compensatory plan for its executive officers.

(3)                                 On April 10, 2006, Mr. Noval ceased to be President of the Company and in accordance with his employment agreement received a payment equal to three times his then annual salary.  See “Employment Contracts, Termination of Employment and Change in Control Arrangements”.

Stock Option Plan

The Company has adopted a stock option plan, the purpose of which is to provide employees, officers, directors and consultants of the Company an incentive to assist the Company in achieving its long-term objectives by providing those persons with the opportunity to acquire an ownership interest in the Company and to attract and retain persons of experience and ability.

The Stock Option Plan is a “rolling” stock option plan such that the maximum number of Common Shares that may be reserved for issuance pursuant to options granted thereunder is equal to 10% of the Common Shares outstanding from time to time. The maximum number of Common Shares that may be reserved for issuance to any one person under the Stock Option Plan is 5% of the number of issued and outstanding Common Shares. The maximum number of Common Shares that may be reserved for issuance to “Insiders” (as such term is defined by the Toronto Stock Exchange) under the Stock Option Plan and any other share compensation arrangement of the Company, within a one year period, is 10% of the number of Common Shares issued and outstanding.  Options granted under the Stock Option Plan are not transferable or alienable in any manner whatsoever.

The exercise price of options granted under the Stock Option Plan is set by the board of directors at the time of grant provided that the exercise price shall not be less than the “Market Value” on the date such options are granted. Market Value is defined in the Stock Option Plan as (i) the last reported sale price on the trading day immediately preceding the date on which the stock options were granted (the “Option Date”) at which Common Shares traded on the TSX; or (ii) if there is no reported sale price at which Common Shares traded on the TSX on the trading day immediately preceding such Option Date, the last reported sale price at which Common Shares traded on such exchange prior to such Option Date; or (iii) if the Common Shares are not listed and trading on a recognized stock exchange on such Option Date, such price as the board of directors shall, in their sole discretion, determine is the fair value of the Common Shares at such time.  Options granted under the Stock Option Plan have a maximum term of ten years and vest at such times as the board of directors determine at the time of grant.

The directors of the Company may amend the Stock Option Plan or outstanding stock options at any time, provided that any required stock exchange and shareholder approvals are obtained. Consent or deemed consent of an Optionholder is also required if the amendment would prejudice the Optionholder’s rights under previously granted stock options. The TSX will generally require shareholder approval where an amendment to the Stock Option Plan may lead to additional dilution in the Company’s outstanding Common Shares, or may provide additional benefits to eligible participants, especially Insiders, at the expense of the Company and its existing shareholders. In particular, shareholder approval will be required for any amendment to the number of Common Shares issuable under the Stock Option Plan, any change to the eligible participants which would have the potential of broadening or increasing Insider participation, the addition of any form of financial assistance, or any amendment to a financial assistance provision which is more favourable to participants, and the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company.

As at the date of this Information Circular, the Company has outstanding stock options to purchase 13,178,555 Common Shares of the Company.

Option Grants During the Year Ended December 31, 2006

The following table sets forth information in respect of options granted to the Named Executive Officers during the most recently completed financial year.

	Common Shares	% of Total	Exercise Price	Market Price on Date of Grant
Named Executive	Under Options	Options Granted	(Cdn$/Common	(Cdn$/Common
Officer	Granted	in Financial Year	Share)	Share)	Expiration Date

Gregory S. Noval	250,000	4.5%	$2.55	$2.55	January 23, 2016
Chairman and Chief	150,000	2.7%	$2.53	$2.53	March 28, 2016
Executive Officer	200,000	3.6%	$2.20	$2.20	July 5, 2016
	250,000	4.5%	$2.26	$2.26	July 25, 2016

Michael E. Coolen	200,000	3.6%	$2.53	$2.53	March 28, 2016
President and Chief	250,000	4.5%	$2.26	$2.26	July 25, 2016
Operating Officer

Leigh Bilton	100,000	1.8%	$2.53	$2.53	March 28, 2016
Executive Vice-	150,000	2.7%	$2.26	$2.26	July 25, 2016
President

Mel Marshall	25,000	0.5%	$2.25	$2.25	July 17, 2016
Vice-President,
Exploration

Roger Harman	100,000	1.8%	$2.35	$2.35	August 18, 2016
Chief Financial Officer

Aggregated Option Exercises During the Year Ended December 31, 2006 and Year-End Option Values

The following table sets forth certain information with respect to options to acquire Common Shares.  The closing price for the Common Shares on the Toronto Stock Exchange on December 29, 2006 was $2.35.

Named Executive Officer	Common Shares Acquired on Exercise (#)	Aggregate Value Realized (Cdn$)	Unexercised Options at December 31, 2006 (#)Exercisable/Unexercisable	Value of Unexercised In-the Money Options at December 31, 2006 (Cdn$) Exercisable/Unexercisable(1)
Gregory S. Noval	500,000	$885,000	2,750,000/200,000	$840,000/$30,000
Chairman and Chief Executive Officer

Michael E. Coolen	Nil	N/A	548,333/201,667	$143,667/$47,333
President and Chief Operating Officer

Leigh Bilton	100,000	$106,000	450,000/50,000	$58,500/$17,500
Executive Vice-President and Vice-President, Western Canada Operations

Mel Marshall	75,000	$83,250	250,000/0	$126,250/0
Vice-President, Exploration

Roger Harman	Nil	N/A	166,667/83,333	$107,663/$15,333
Chief Financial Officer

Note:

(1)                                  These amounts were calculated by multiplying the number of vested unexercised options (“Exercisable”) or unvested options (“Unexercisable”), as applicable, by the difference between the latest closing trading price of the Common Shares on The Toronto Stock Exchange on or prior to December 31, 2006 ($2.35) and the exercise price of the relevant options (at prices ranging from $0.80 to $3.00 per share).

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Company’s equity compensation plans as at December 31, 2006.  The only such plan in existence is the Stock Option Plan referenced above.

Number of securities
remaining available for future
	Number of securities to be	Weighted average exercise	issuance under equity
	issued upon exercise of	price of outstanding	compensation plans
	outstanding options,	options, warrants and	(excluding securities
Plan Category	warrants and rights(a)	rights(b)	reflected in column (a)) (c)

Equity compensation plans approved by securityholders	13,061,889	$2.07	59,679

Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total	13,061,889	$2.047	59,679

Employment Contracts, Termination of Employment and Change in Control Arrangements

The Company has entered into an executive employment agreement (the “Agreement”) with Mr. Gregory S. Noval which provides, inter alia, that the Company may terminate Mr. Noval’s employment upon three months notice should Mr. Noval become incapacitated by illness such that he is unable to perform his duties for six consecutive months. In addition, in the event that Mr. Noval ceases to be the Chief Executive Officer and/or a director of the Company for any reason whatsoever, including death, the Company shall pay to Mr. Noval or his estate or his legal representative: (i) an amount equal to three times Mr. Noval’s annual salary and three times the value of all benefits being paid by the Company to which Mr. Noval is entitled; (ii) all benefits to which Mr. Noval is entitled to pursuant to the Agreement for a period of three years; and (iii) the prepayment of all premiums relating Mr. Noval’s life insurance policies for a period of three years, or, in the event of death of Mr. Noval, immediately pay to his estate or his legal representative the benefit of all Mr. Noval’s life insurance policies.

On April 10, 2006, Mr. Noval ceased to be President of the Company.  According to the Agreement, upon Mr. Noval’s ceasing to be the President of the Company, he was entitled to be paid three times his then annual salary and three times his benefits within 10 days thereof. Mr. Noval agreed to limit this payment to just the salary portion and to spread the payments through 2006 and 2007.

The Company also has an executive employment agreement with Michael (Mike) E. Coolen, which provides that if Mr. Coolen ceases to be President and/or a director of the Company for any reason whatsoever, including death, the Company shall pay to Mr. Coolen or his estate or legal representative an amount equal to two and one-half times Mr. Coolen’s then annual salary and two and one-half times the value of all benefits to which Mr. Coolen is then entitled.

The Company also has an executive employment agreement with Leigh Bilton, which provides that if Mr. Bilton ceases to be Executive Vice President of the Company for any reason whatsoever after April 30, 2007, other than termination with cause, the Company shall pay to Mr. Bilton or his estate or legal representative an amount equal to two times Mr. Bilton’s then annual salary and two times the value of all benefits to which Mr. Bilton is then entitled.

The Company also has an executive employment agreement with Roger Harman, which provides that if Mr. Harman ceases to be the Chief Financial Officer of the Company for any reason whatsoever, excluding resignation or termination with cause, the Company shall pay to Mr. Harman or his estate or legal representative an amount equal to Mr. Harman’s then annual salary and the value of all benefits to which Mr. Harman is then entitled.

Composition of Compensation Committee

The compensation committee is presently comprised of Messrs. Harp, Idland and Watkins, none of whom was an officer or employee of the Company or of any of its subsidiaries during the past three fiscal years.

Report on Executive Compensation

The Company’s executive compensation program has three components: base salary, bonus payments and stock options. The Board of Directors of the Company, in granting salaries, bonus payments, and stock options, considers individual performance, overall performance of the Company and the overall performance of the Company’s Common Shares.

Base salaries, including those of the Named Executive Officers, are determined based on competitive levels for oil and gas companies of comparable size to the Company.

Bonuses are considered to be a normal part of executive incentive compensation and are paid periodically at the discretion of the Board of Directors based on performance.

Stock options are granted to directors, senior officers, employees and key consultants of the Company. Stock option grants are dependent upon individual performance and are determined by the Board of Directors.

Compensation of Directors

Non-management directors of the Company receive an annual honorarium of $2,500. Non-management Chairs of any committee of the board of directors also receive an annual honorarium of $25,000. In addition, non-management directors receive fees of (i) $1,000 for each directors’ meeting attended in person; (ii) $500 for each directors’ meeting attended by telephone; and (iii) $500 for each committee meeting attended.  Directors are also reimbursed for out-of pocket expenses incurred in carrying out their duties as directors. The directors of the Company may also be granted stock options pursuant to the Company’s Stock Option Plan. See “Executive Compensation - Stock Option Plan”.

PERFORMANCE GRAPH

The following graph compares the cumulative Shareholder return on $100 investment in Common Shares of the Company to a similar investment in companies comprising the TSX Oil & Gas Producers Index and the S&P/TSX Composite Index (formerly the TSE 300 Composite Index), including dividend reinvestment, for the period December 31, 2002 through December 31, 2006:

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2001	2002	2003	2004	2005	2006
Canadian Superior	100	95.54	207.64	121.66	154.14	149.68
S&P/TSX Composite Energy Index	100	113.74	142.14	185.19	302.67	321.00
S&P/TSX Composite Index	100	87.56	110.96	127.03	157.68	184.89

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director or senior officer of the Company, or associate or affiliate of any such director or senior officer, is or has been indebted to the Company since the beginning of the last completed financial year of the Company.

CORPORATE GOVERNANCE DISCLOSURE

Set out below is a description of the corporate governance practices of the Company.

Board of Directors

The board of directors is comprised of the following seven individuals: Gregory S. Noval, Chairman and Chief Executive Officer of the Company; Michael (Mike) E. Coolen, President and Chief Operating Officer of the Company; Thomas J. Harp; Charles Dallas; Alexander Squires; Kaare Idland; and Richard Watkins.

Disclose the identity of directors who are independent.

Multilateral Instrument 52-110 (“MI 52-110”) of the Canadian Securities Administrators provides that a member is “independent” if the member has no direct or indirect material relationship with the issuer –a “material relationship” being one which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgment.  MI 52-110 also specifically prescribes certain relationships that are considered to be material.

Based on the foregoing, the board of directors of the Company has determined that the following directors are independent within the meaning of MI 52-110:

Thomas J. Harp
Richard Watkins
Charles Dallas
Alexander Squires

Disclose the identity of directors who are not independent, and describe the basis for that determination.

The board of directors of the Company has determined that the following directors are not independent based on the guidelines set forth in MI 52-110:

Gregory S. Noval	-	Chairman and Chief Executive Officer of the Company
Michael (Mike) E. Coolen	-	President and Chief Operating Officer of the Company
Kaare Idland	-	Previous owner of a construction company which provides services to the Company

Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The majority of the members of the board of directors of the Company are independent.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name	Name of Reporting Issuer1	Position

Gregory S. Noval	Challenger Energy Corp.	Director
Thomas J. Harp	Cheyenne Energy Inc.	Director

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors of the Company hold meetings at which non-independent directors and members of management are not in attendance, as required.  The audit committee of the Company also meets regularly, which committee is comprised entirely of independent directors.

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Mr. Noval is the Chairman of the board of directors and is not an independent director. To provide leadership for its independent directors, the board of directors ensures that the independent directors have access to management of the Company. Further, at the Company’s expense, the board of directors or any committee of the board of directors may retain, when it considers it necessary or desirable, outside consultants or advisors to advise the board of directors or any committee of the board of directors independently on any matter. The board of directors and any committee of the board of directors have the sole authority to retain and terminate any such consultants or advisors, including sole authority to review a consultant’s or advisor’s fees and other retention terms. The Chairman of the Audit Committee is an independent director.

The role of the Chairman of the board of directors is to enhance the board of directors’ effectiveness by ensuring that the responsibilities of the board of directors are understood by the board of directors members and management and ensuring the board of directors has adequate resources to support its decision-making requirements. The Chairman ensures there is a process in place for monitoring legislation and best practices and to assess the effectiveness of the board of directors, the board of directors committees and individual directors on a regular basis. The Chairman also prepares agendas for Board meetings, consults with the board of directors on the effectiveness of Board committees, ensures that the independent directors have adequate opportunities to meet to discuss issues without management present, chairs board meetings and communicates to other members of management as appropriate the results of private discussions among independent directors. The Chairman presides at meetings of the board of directors and the shareholders of the Company, provides leadership to the board of directors and assists the board of directors in reviewing and monitoring the strategy, goals, objectives and policies of the Company.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

During the Company’s most recently completed fiscal year ended December 31, 2006, the board of directors held · formal board meetings. Set out below is information relating to the attendance of the directors of the Company at board and committee meetings.

Summary of Board and Committee Meetings Held
For the year ended December 31, 2006

Board	4

Audit Committee	6

Reserve Committee	2

Disclosure Committee	30

Total Number of Meetings Held	41

Summary of Attendance (in person or by telephone) of Directors
For the year ended December 31, 2006

	Board Meetings	Committee
Director	Attended	Meetings Attended

Gregory S. Noval	4 of 4	27

Thomas J. Harp	4 of 4	2

Charles Dallas	4 of 4	6

Alexander Squires	4 of 4	31

Michael (Mike) E. Coolen	4 of 4	11

Kaare Idland	4 of 4	2

Richard Watkins	3 of 3	30

Board Mandate

Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The board of directors does not have a written mandate.  The board is responsible for the overall stewardship of the Company and dealing with issues which are pivotal to determining the Company’s strategy and direction. As part of the board of directors’ mandate, it meets a minimum of four times per year. The board of directors has put in place an effective system for monitoring the implementation of corporate strategies. The board of directors is not involved in the day to day operations of the Company, as these operations are conducted by the Company’s management. The board of directors meets regularly to consider and approve the strategic objectives of the Company and management plans designed to accomplish those objectives. Where appropriate, key management personnel and professional advisors are invited to attend meetings to speak to these issues. The board of directors also meets as necessary to consider specific developments and opportunities as they arise, including asset acquisitions and dispositions and financing proposals. The board of directors approves, among other things, all issuances of securities of the Company, the appointment of officers, the entering into of lines of credit or other significant borrowing activities and all significant transactions.

Essential to strategic planning is assessing and understanding business risks and related control systems. The board of directors helps set limits with respect to business risks, to the extent they can be managed, and approves strategies for minimizing risks. Implementation of these strategies are then monitored by the board of directors. The board of directors, through the Audit Committee, requires management of the Company to put into place systems to address financial risks and to periodically report to the board of directors on these systems and risks.

Management has implemented procedures to provide reasonable assurance of effective communication with the Company’s shareholders and the public. The Company’s management is responsible for the issuance of press releases and communications with the financial community. The board of directors reviews and approves all principal continuous disclosure documents, the release of interim and annual financial statements, the annual information form, prospectuses and information circulars.

The board of directors as a whole is responsible for carrying out its responsibilities by monitoring the governance systems of the Company with a view to ongoing improvements, reviewing the composition of the board of directors and developing criteria for new board appointments. The board of directors as a whole also acts as a nominating committee for new directors, oversees and approves the Company’s compensation plans and evaluates the overall Board effectiveness.

Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The board of directors has not developed written position descriptions for the Chairman of the board of directors or the committee Chairs. The board of directors believes that due to the experience and expertise of the Chairman and the board committee Chairs, it does not need to formally delineate their roles and responsibilities.

Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer.  If the board and the Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

The board of directors has not developed a written position description for the Chief Executive Officer of the Company. The board of directors, in conjunction with management, sets the Company’s annual objectives which become the objectives against which the Chief Executive Officer’s performance is measured. The board of directors defines the responsibilities of the Chief Executive Officer, which includes delegation of specific responsibilities to other members of management.

Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i)            the role of the board, its committees and its directors; and

(ii)           the nature and operation of the issuer’s business.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Company does not currently have any formal orientation and education programs for new directors of the Company. Each director has the responsibility to ensure that he maintains the skill and knowledge to meet his obligations as a director. Board members are encouraged to communicate with management of the Company, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, to attend related industry seminars and conventions and to visit the Company’s operations. Directors have full access to the Company’s records.

The Company pays for the cost of relevant courses for the directors.

Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

(i)            disclose how a person or company may obtain a copy of the code;

(ii)           describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)         provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Company has a written code of business conduct and ethics (the “Code of Conduct”) in place for its directors, officers, and employees, adopted on March 30, 2005. A copy of the Code of Conduct is provided to each director, officer and employee of the Company and is available upon the request of any shareholder. Compliance with the Code of Conduct is monitored by the Board as a whole. Employees of the Company are encouraged to promptly report to the Board any violation of the Code of Conduct or any law, rule or regulation that has been or is likely to be committed by the employee or someone else who is a representative of the Company.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Code of Conduct requires disclosure to the board of directors of any transactions or agreements in respect of which any director or executive officer of the Company has a material interest and the extent and nature of that interest. Any director with a conflict of interest or who is capable of being perceived as being in conflict of interest with respect to the Company must abstain from discussion and voting by the board of directors or any committee of the board of directors on any motion to recommend or approve the relevant agreement or transaction. The board of directors itself must comply with conflict of interest provisions of the Business Corporations Act (Alberta) in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The board provides leadership, supervision and support for the employees of the Company to uphold the principles articulated in the Code of Conduct.

Nomination of Directors

Describe the process by which the board identifies new candidates for board nomination.  Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The board of directors has the responsibility for selecting nominations for election to the board of directors. The board of directors will periodically review general and specific criteria to consider when directors are being appointed to the board of directors. The objective of this review will be to recommend that appointments be made to provide the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company. The review will take into account the desirability of maintaining a balance of skills, experience and background, along with the key common characteristics required for effective board participation.

Compensation

Describe the process by which the board determines the compensation for the issuer’s directors and officers. Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Company compensates its executive officers through a combination of base salary, bonuses and options. The base salary provides an immediate cash incentive for executive officers. Bonuses encourage and reward exceptional performance over the financial year compared to predefined goals and objectives. Stock options ensure that executive officers are motivated to achieve long term growth of the Company and continuing increases in shareholder value.

Any bonuses will be related to performance and may form a greater or lesser part of the entire compensation package in any given year. An annual bonus may be paid for each fiscal year based on the board of directors’ assessment of the Company’s general performance, as measured against a portfolio of goals or targets agreed upon by the board of directors and management, and the relative contribution of each of the executive officers, including the Chairman and Chief Executive Officer, to that performance.

The Company provides long term incentive compensation to its executive officers through the Stock Option Plan. The board of directors as a whole recommends the granting of stock options from time to time based on its assessment of the appropriateness of doing so in light of the long term strategic objectives of the Company, its current stage of development, the need to retain or attract particular key personnel, the number of stock options already outstanding and overall market conditions. The board of directors views the granting of stock options as a means of promoting the success of the Company and higher returns to its shareholders.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Other than the Audit Committee and Compensation Committee, the board of directors has a Reserves Committee, a Disclosure Committee and a Special Projects Committee.

The primary function of the Reserves Committee is to assist the board of directors in fulfilling its oversight responsibilities with respect to the annual review of the Company’s petroleum and natural gas reserves.

The primary function of the Disclosure Committee is to assist the board of directors in fulfilling its oversight responsibilities with respect to the Company’s continuous disclosure obligations.

The primary function of the Special Projects Committee is to assist the board of directors in fulfilling its oversight responsibilities with respect to Company projects where the board deems special committee involvement is appropriate.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The board of directors is responsible to assess, on an ongoing basis, its overall performance and that of its committees. The objective of this review is to contribute to a process of continuous improvement in the board of directors’ execution of its responsibilities. The review will identify any areas where the directors of the Company or management believe that the board of directors could make a better collective contribution to overseeing the affairs of the Company. The board of directors is also responsible for regularly assessing the effectiveness and contribution of the each director, having regard to the competencies and skills each director is expected to bring to the board of directors.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth below, there were no material interests, direct or indirect, of directors or executive officers of the Company, any shareholder who beneficially owns, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Company or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

During the year ended December 31, 2006, the Company paid $235,000 to a company controlled by Mr. Kaare Idland, a director of the Company, for oilfield construction services and paid $843,000 for aircraft rentals to a company controlled by Mr. Gregory S. Noval, Chairman of the Board and Chief Executive Officer of the Company. During the year, the Company also paid $43,456 to a company controlled by Mr. Richard Watkins, a director of the Company, for consulting services.

OTHER MATTERS COMING BEFORE THE BOARD

Management of the Company knows of no other matter to come before the Meeting other than as set forth above and in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the person voting by proxy.

ADDITIONAL INFORMATION

Additional information respecting the Company is available on SEDAR at www.sedar.com.  Financial information respecting the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year.  Securityholders can access this information on SEDAR or by request to the Secretary of the Company at the following address:

Canadian Superior Energy Inc.

Suite 2700, 605 – 5th Avenue S.W.

Calgary, Alberta

T2P 3H5

Phone: (403) 294-1411

Facsimile: (403) 216-2374